

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Steven P. Grimes
Chief Executive Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Western Retail Real Estate Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 14, 2011**
> **File No. 333-172237**

Dear Mr. Grimes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise us as to the purpose of the recapitalization transaction.

Summary, page 1

2. Please include an overview of your relationships and related party transactions with the Inland Group and its affiliates.

3. We note your ratio data disclosure on page 14. Please also include your leverage ratio and fixed charge coverage ratio as defined in your credit agreement.

Liquidity and Capital Resources, page 69

4.   We note that you have over $1.6b of contractual obligations in calendar years 2011-2012. As it does not appear that you will be able to satisfy these obligations through cash flow from operations, please expand your liquidity discussion to address the anticipated sources of funds for these and other anticipated cash obligations, including dividends, acquisitions, and capital expenditures, during this period.

Underwriting, page 180

5.   We note that certain of the underwriters and their affiliates have provided services to you. Please briefly describe these services and the underwriter(s) that provided them.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3852 with any questions.

Sincerely,

Michael McTiernan
Assistant Director

Cc: Gilbert G. Menna
        Goodwin Procter LLP
        (617) 523-1231